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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) or (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             SUIZA FOODS CORPORATION
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             (Exact name of registrant as specified in its charter)

               DELAWARE                                75-2559681
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(State of incorporation or organization)     I.R.S. Employer Identification No.

3811 TURTLE CREEK BLVD.
SUITE 1300, DALLAS TEXAS                                              75219
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(Address of principal executive offices)                            (Zip Code)

  If this form relates to the               If this form relates to the
  registration of a class debt securities   registration of a class of debt
  and is effective upon filing pursuant     securities and is to become
  to General Instruction A(c)(1) please     effective simultaneously with the
  check the following box.  / /             effectiveness of a concurrent
                                            registration statement under the
                                            Securities Act of 1933 pursuant to
                                            General Instruction A(c)(2) please
                                            check the following box.   / /


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

      TITLE OF EACH CLASS          NAME OF EACH EXCHANGE ON WHICH
      TO BE SO REGISTERED          EACH CLASS IS TO BE REGISTERED

              COMMON STOCK PURCHASE RIGHTS NEW YORK STOCK EXCHANGE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE
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                                (Title of Class)


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Item 1.           Description of Registrant's Securities
                  to be Registered

         On February 27, 1998, the Board of Directors of Suiza Foods Corporation(the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, $.01 par value per share (the "Common Shares"), of the Company. The dividend will be made to the shareholders of record at the close of business on March 18, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one Common Share, at a price of $210 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 6, 1998 (the "Rights Agreement") between the Company and Harris Trust & Savings Bank as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) ten Business Days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person") or (ii) ten Business Days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached to the certificate. A majority of the Continuing Directors (not associated with Acquiring Person) may in their discretion vote to extend the Distribution Date.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding even without such notation or a copy of this Summary of Rights being attached to such Certificate, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on March 18, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

         The Purchase Price payable and the number of Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or


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reclassification of, the Common Shares, (ii) upon the grant to holders of the
Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets or of subscription rights or warrants (other than those referred to above).

         In the event that any person or entity becomes an Acquiring Person (the beneficial owner of 15% or more of the Common Shares), provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will then be void), will have the right to purchase from the Company upon exercise that number of Common Shares having a market value of two times the applicable exercise price of the Right ($210).

         The Rights Agreement excludes from the definition of Acquiring Persons who certify to the Company that they inadvertently acquired in excess of 14.9% of the outstanding Common Shares and thereafter divest such excess Common Shares or who acquire 15% or more of the Common Shares in a Permitted Transaction. A "Permitted Transaction" is a stock acquisition or tender or exchange offer pursuant to a definitive agreement which would result in a person beneficially owning 15% or more of the Common Shares and which has been approved by the Board of Directors (including a majority of the Continuing Directors) prior to the execution of the agreement or the public announcement of the offer.

         In the event that the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right will have the right to purchase from the acquiring company, upon the exercise of the Right at the then applicable exercise price, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the applicable exercise price of the Right ($210).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and, in lieu of such fractional shares, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

         After a person becomes an Acquiring Person, the Company's Board of Directors may exchange the Rights, other than those Rights owned by the Acquiring Person, in whole or in part, at an exchange ratio of one share of Common Stock per Right, subject to adjustment. However, the Board of Directors cannot conduct an exchange at any time after any Person, together with its Affiliates and Associates, becomes the Beneficial Owner of 50% or more of the outstanding Common Stock.

         At any time prior to a Distribution Date, a Requisite Majority may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). In addition, the Board of Directors may extend or reduce the period during which the Rights are redeemable, so


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long as the Rights are redeemable at the time of such extension or reduction.
Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, except that from and after the date any Person becomes an Acquiring Person, no such amendment may adversely affect the economic interests of the holders of the Rights.

         Until a Right is exercised, the holder of the Right, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote, or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any other merger or other business combination approved by the Board of Directors since (subject to the limitations described above) the Rights may be redeemed by the Company at the Redemption Price prior to the time that the Rights would otherwise become exercisable, or if later, the time that a person or group has become an Acquiring Person.

         The Rights Agreement, which includes the form of Right Certificate as an exhibit thereto, is attached hereto as an exhibit and is incorporated herein by this reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.       Exhibits

              1. Rights Agreement dated March 6, 1998 among the Company and Harris Trust & Savings Bank, as rights agent, which includes as Exhibit A the Form of Rights Certificate. Pursuant to the Rights Agreement, the rights certificates will not be mailed until after the Distribution Date (as defined in the Rights Agreement).


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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SUIZA FOODS CORPORATION


                                   By:    /s/ TRACY L. NOLL
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                                        Tracy L. Noll, Vice President,
                                          Chief Financial Officer & Secretary


Dated:  March 10, 1998



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                                 Exhibit Index


Exhibit             Description
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   1                Rights Agreement dated March 6, 1998